Company Contact:	Investor Contact:
Pansoft Company Limited	CCG Investor Relations
Allen Zhang, Chief Financial Officer	Mr. John Harmon, CFA, Sr. Account Manager
Phone: +86-531-8887-1159	Phone: +86-10-6561-6886 Ext. 807 (Beijing)
E-mail: allen.zhang@pansoft.com	E-mail: john.harmon@ccgir.com

For immediate release:
Pansoft Receives Offer from Timesway Group to Acquire Remaining Outstanding Shares

JINAN, China, January 9, 2012 – Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced that on January 7, 2012, the Company’s Board of Directors received an offer from Chairman Hugh Wang, representing Timesway Group Limited (“Timesway”), to acquire all outstanding Pansoft shares that it did not already own at a price of $3.76 per share in a transaction under the British Virgin Islands law that would result in the Company becoming a privately-held company.   The transaction is intended to be structured as a merger between the Company and a special purpose vehicle  company incorporated under the British Virgin Islands law and wholly owned by Timesway  Timesway is represented by Chairman Hugh Wang and had voting power over 64% of the Company’s voting securities as of June 30, 2011.

The Company has formed a Special Committee, consisting of independent Board members Paul Gillis, Samuel Shen, and Tony Luh, to evaluate the offer.  Dr. Gillis will serve as the Special Committee’s chairman.

The board of directors cautions Pansoft's shareholders and others considering trading in its securities that it has only received the proposal and that no decisions have been made by the board of directors with respect to the Company's response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP“) software and professional services provider for the oil and gas industry in China.  Its ERP software offers comprehensive solutions for various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management. For more information, go to Pansoft's website at http://www.pansoft.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding the proposed acquisition of outstanding shares of Pansoft by Timesway Group Limited, Pansoft’s ability to expand its service offerings and maintain leadership as a provider of ERP software and services for the oil and gas industry in China.  The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company’s ability to successfully integrate acquisitions, its ability to repurchase shares, share-repurchase plans, and various other factors beyond its control.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission.  Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

"The board of directors cautions Pansoft's shareholders and others considering trading in its securities that it has only received the proposal and that no decisions have been made by the board of directors with respect to the Company's response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated."